The Caldwell & Orkin Funds, Inc.

5185 Peachtree Parkway, Suite 370

Norcross, GA 30092-6541

August 30, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Caldwell & Orkin Funds, Inc. (the “Company”)

Post-Effective Amendment No. 29 to the Registration Statement

on Form N-1A under the Securities Act of 1933 (33-35156)

Ladies and Gentlemen:

The Caldwell & Orkin Market Opportunity Fund, a series of the Company, hereby transmits for filing under the Securities Act of 1933 and the Investment Company Act of 1940, as amended, one copy of Post-Effective Amendment No. 29 to the Registration Statement on Form N-1A that has been marked to show changes from Post-Effective Amendment No. 28.

The purpose of this filing is to update the financial information and make other non-material changes. It is proposed that this filing will become effective immediately upon filing on even date, pursuant to paragraph (b) of Rule 485 of the Securities Act of 1933. This filing does not contain any disclosure which would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Should you have any questions or comments regarding the filing, please do not hesitate to contact my paralegal, Alex Marks, at 303-623-2577.

Sincerely,

/s/ Paul F. Leone

Paul F. Leone

Secretary

cc:	Keith O’Connell, U.S. Securities and Exchange Commission

Thomas Peeney, Paul, Hastings, Janofsky & Walker LLP